Devon Energy Corporation 20 North Broadway Oklahoma City, OK 73102-8260	405 552 4577 phone 405 552 1345 fax jeff.agosta@dvn.com

January 11, 2012

Via EDGAR and Facsimile No. 703 813 6982

Attention: Mr. Paul Monsour, Division of Corporation Finance

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Devon Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-32318

Dear Mr. Schwall:

This letter responds to the staff’s comment letter dated December 30, 2011, regarding Devon Energy Corporation’s Form 10-K for the year ended December 31, 2010, filed February 25, 2011 (File No. 001-32318). Devon’s response to the staff’s comment is set forth below:

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 12

Insurance Does Not Cover All Risks, page 15

SEC Comment

1.	We note your disclosure in the above-captioned risk factor concerning operational and financial risks, and your disclosure on pages 14 and 15 regarding regulatory risks related to hydraulic fracturing. If material, please revise the above-captioned risk factor to address operational and financial risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives.

Response

With regards to our hydraulic fracturing activities, including the operational risks the Staff identifies in its comment, we have significant insurance coverage against losses that result from certain sudden and accidental operational events. Therefore, we do not believe we have material financial risk associated with sudden and accidental hydraulic fracturing events. However, insurance coverage is generally not available to us for events considered gradual in nature, such as underground migration that occurs over a number of years. Therefore, we propose to revise the above-captioned risk factor as it would be included in our upcoming Form 10-K for the fiscal year ended December 31, 2011 as follows:

H. Roger Schwall

United States Securities and Exchange Commission

January 11, 2012

Insurance Does Not Cover All Risks

Our business is hazardous and is subject to all of the operating risks normally associated with the exploration, development, production, processing and transportation of oil, natural gas and NGLs. Such risks include potential blowouts, cratering, fires, loss of well control, mishandling of fluids and chemicals and possible underground migration of hydrocarbons and chemicals. The occurrence of any of these risks could result in environmental pollution, damage to or destruction of our property, equipment and natural resources, injury to persons or loss of life. Additionally, for our non-operated properties, we generally depend on the operator for operational safety and regulatory compliance.

To mitigate financial losses resulting from these operational hazards, we maintain comprehensive general liability insurance, as well as insurance coverage against certain losses resulting from physical damages, loss of well control, business interruption and pollution events that are considered sudden and accidental. We also maintain worker’s compensation and employer’s liability insurance. However, our insurance coverage does not provide 100% reimbursement of potential losses resulting from these operational hazards. Additionally, insurance coverage is generally not available to us for pollution events that are considered gradual, and we have limited or no insurance coverage for certain risks such as political risk, war and terrorism. Our insurance does not cover penalties or fines assessed by governmental authorities. The occurrence of a significant event against which we are not fully insured could have a material adverse effect on our profitability, financial condition and liquidity.

* * * * * * * *

In connection with the above response to the staff’s comment, Devon acknowledges that:

•	Devon is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Devon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey A. Agosta

Jeffrey A. Agosta

Executive Vice President and Chief Financial Officer